Annual Report

Cover Page

Name of issuer:

Diaspora, Inc

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/10/2010

Physical address of issuer:

1600 Bryant St #411447
San Francisco CA 94141

Website of issuer:

https://www.backerkit.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

42

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,694,959.00	$3,689,284.00
Cash & Cash Equivalents:	$2,329,450.00	$1,648,273.00
Accounts Receivable:	$655,452.00	$1,082,654.00
Current Liabilities:	$692,233.00	$361,280.00
Non-Current Liabilities:	$344,944.00	$424,401.00
Revenues/Sales:	$17,125,436.00	$23,695,051.00
Cost of Goods Sold:	$11,359,947.00	$15,488,736.00
Taxes Paid:	$0.00	$0.00
Net Income:	($2,198,263.00)	($889,581.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information

information.

THE COMPANY

1. Name of issuer:

Diaspora, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Rosanna Yau	CCO	Diaspora, Inc	2010
Maxwell Salzberg	CEO	Diaspora, Inc	2010

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Rosanna Yau	CCO	2010
Maxwell Salzberg	CEO	2010
Maxwell Salzberg	President	2010
Alex Cavoulacos	COO	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Rosanna Yau	2500000.0 Common	29.8
Maxwell Salzberg	2500000.0 common	29.8

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the

offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Dependency on the Crowdfunding Ecosystem: BackerKit's business is deeply embedded in the crowdfunding space. A slowdown in new crowdfunding campaigns or a decline in creator or backer enthusiasm could negatively impact user growth and revenue.

Shifts in Consumer Behavior May Affect Campaign Volume: Economic uncertainty or changes in consumer sentiment could reduce the number of individuals willing to support crowdfunding projects. This, in turn, may reduce the demand for BackerKit's tools and services.

Revenue is Tied to Creator Campaign Success: A significant portion of revenue is performance-based, derived from fees on funds raised by creators. If campaign volumes or success rates decline—or if large creators move to alternative platforms—BackerKit's revenue could decline disproportionately.

Multi-Product Model Increases Operational Complexity: BackerKit now offers campaign hosting, pledge management, and marketing support. Managing and improving these services concurrently requires significant coordination across teams. Misallocation of resources or failure to prioritize effectively could hinder growth.

Potential for changing leadership: BackerKit is led by a small, experienced founding and executive team. The company's vision, product direction, and partner relationships are closely tied to its co-founders and leadership. Their departure could disrupt momentum and impact stakeholder confidence.

Indirect Exposure to Campaign-Level Legal Issues: Although BackerKit is not responsible for the delivery of creator campaigns, it may face reputational or legal exposure if high-profile campaigns using its tools face disputes, fail to deliver rewards, or violate consumer protection laws.

Still Early in Platform Expansion Phase: Although BackerKit is well-established in pledge management, its hosted crowdfunding platform is relatively new. Long-term creator retention, product market fit, and platform-level trust have yet to be proven at scale.

Market Focus is Niche-Heavy: BackerKit has a dominant position in categories like tabletop games, but relies on this relatively narrow segment of the broader creator economy. If growth stalls in its core verticals or fails to expand into adjacent segments, long-term revenue growth could slow.

BackerKit may require additional capital to achieve profitability or scale: Although BackerKit has grown steadily, they may need to raise future rounds of equity or debt to support growth initiatives, such as R&D or international expansion. There is no guarantee that additional funding will be available on favorable terms—or at all.

Data Privacy and Cybersecurity Threats: BackerKit handles sensitive data including user emails, addresses, and order information. A security breach could lead to legal liability or loss of customer trust.

Dependence on Third-Party Infrastructure: BackerKit depends on services like Stripe, PayPal and other various email/analytics platforms. Outages or pricing changes at these providers could materially disrupt operations or increase costs.

SAFE investments are illiquid and may never convert: Investors are purchasing a Simple Agreement for Future Equity (SAFE). SAFEs do not grant ownership, voting rights, or liquidation preference. They only convert if a future priced equity round or liquidity event occurs— neither of which is guaranteed. There is no secondary market for SAFEs, and investors should expect their investment to be illiquid indefinitely.

Product Risk: Our success is dependent on our continued product innovation, including maintaining a robust pipeline of new features and functionality, and our ability to successfully adapt to a continuously changing environment. There can be no assurance as to our ability to develop and launch successful products that resonate with and appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	8,390,345	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	4,469,068 total authorized, 1,707,816 outstanding

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	06/21/12
Amount	$19,944.00
Interest rate	0.0% per annum
Discount rate	0.0%
Valuation cap	$5,000,000.00
Maturity date	06/22/22

This convertible note has been canceled as per the terms therein since we did not raise in the 10 years since it was issued.

Convertible Note

Issue date	06/24/12
Amount	$150,000.00
Interest rate	2.0% per annum
Valuation cap	$5,000,000.00
Maturity date	01/31/30

Note that the maturity date above is after the parties have signed an extension

Convertible Note

Issue date	04/11/13
Amount	$175,000.00
Interest rate	2.0% per annum
Valuation cap	$6,000,000.00
Maturity date	01/31/30

The maturity date about was extended from the original note

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$2,886,568	General operations
1/2025	Section 4(a)(2)	SAFE	$125,000	General operations
4/2025	Section 4(a)(2)	SAFE	$25,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of

similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Crowdfunding reinvented for the creator economy

The Company provides a software platform designed to support creators throughout the lifecycle of their crowdfunding campaigns. BackerKit's services enable project creators to launch a crowdfunding project and manage post-campaign operations such as pledge management, reward fulfillment, customer engagement, and ecommerce integration.
BackerKit earns revenue through service fees based on campaign volume, marketing services, and fulfillment-related transaction fees.

The Company's platform is used by a diverse range of creators including but not limited to independent game developers, artists, hardware innovators, and publishers. BackerKit's mission is to empower creative communities by making it easier to build, support, and deliver crowdfunded projects at scale.

Diaspora, Inc was incorporated in the State of Delaware in June 2010. The Company's fiscal year ends on July 31

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended July 31, 2025, the Company had revenues of $17,125,436 compared to the year ended July 31, 2024, when the Company had revenues of $23,695,051. Our gross margin was 33.67% in fiscal year 2025, and 34.63% in 2024.

- *Assets.* As of July 31, 2025, the Company had total assets of $3,694,959, including $2,329,450 in cash. As of July 31, 2024, the Company had $3,689,284 in total assets, including $1,648,273 in cash.

- *Net Loss.* The Company has had net losses of $2,198,263 and net losses of $889,581 for the fiscal years ended July 31, 2025 and July 31, 2024, respectively.

- *Liabilities.* The Company's liabilities totaled $1,037,177 for the fiscal year ended July 31, 2025 and $785,681 for the fiscal year ended July 31, 2024.

Liquidity & Capital Resources

To-date, the company has been financed with $1,450,000 in debt, $344,944 in convertibles, and $3,025,596 in SAFEs.

As of the conclusion of this Offering, we do not plan on raising more capital anytime soon as we expect to return to profitability. We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future

sources of capital in the immediate future.

It is possible that the company will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether revenue and the proceeds of this offering will be sufficient to enable us to implement our strategy over the long-term. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Diaspora, Inc cash in hand is $2,551,625 as of November 24, 2025. In addition to the cash in the bank, the company also has $1.65M in AR as of November 24th, with an average time to pay of 19 days.

We expect our expenses to be steady at ~$600k per month in operating expenses. COGS vary based on revenue but gross profit margin is expected to stay in the same range.

Over the next 6 months we expect revenues to be $1.2-1.3M per month on average. Please note that our business is highly seasonal with December to March being historically the lowest revenue months of the year, and typically unprofitable months that are made up during the rest of the year with seasonal highs. As such, we expect monthly revenue to slow heading into that slow season, and then to increase in late spring through fall as it is a seasonal high for crowdfunding based on our data from the last 10 years.

We are not currently profitable. Looking at the business annually, the company was profitable from inception through 2022. A strategic decision made in 2022 to invest cash reserves in launching the crowdfunding business, so FY 2023 through 2025 show a net loss, as anticipated. We expect FY 2026 to be close to breakeven, and to be profitable again on an annual basis beyond that. We don't need any additional funding to reach profitability. We ran profitably for around 10 years and expect to return to profitability after this period of investing in the new crowdfunding platform.

Besides funds raised through Wefunder, we have received investment from some angel investors. We also have access to two lines of credit.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Maxwell Salzberg, certify that:

(1) the financial statements of Diaspora, Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Diaspora, Inc included in this Form reflects accurately the information reported on the tax return for Diaspora, Inc filed for the most recently completed fiscal year.



Maxwell Salzberg

~~CEO~~

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or

related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may

Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.backerkit.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in

accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Alex Cavoulacos
Maxwell Salzberg
Rosanna Yau

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Alex Cavoulacos
- Maxwell Salzberg
- Rosanna Yau

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Annual Report is 100% accurate
☑ I agree to the Lead Investor Agreement
☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Diaspora, Inc

By

Maxwell Salzberg

Chief Executive Officer & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Maxwell Salzberg

Chief Executive Officer & Co-Founder
11/25/2025

Rosanna Yau

Chief Creative Officer & Co-Founder
11/25/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.